CHICO’S FAS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO
17 C.F.R. 200.83
This response letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with four asterisks (****).
Chico’s FAS, Inc.
11215 Metro Parkway
Fort Myers, Florida 33966
February 12, 2008
VIA EDGAR FILING AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	John Reynolds Assistant Director Office of Beverages, Apparel and Health Care Services Mail Stop 3561

RE:	Chico’s FAS, Inc. Form 10-K for the fiscal year ended February 3, 2007 Filed April 2, 2007 Schedule 14A filed May 7, 2007 File No.: 0-21258
Dear Mr. Reynolds:
     We are in receipt of the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated January 29, 2008 to Scott A. Edmonds, Chairman, President and Chief Executive Officer of Chico’s FAS, Inc. (the “Company”) in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended February 3, 2007 and Schedule 14A filed May 7, 2007. We respectfully submit the following responses to the comments reflected in your letter of January 29, 2008.
     Each of the responses below includes the original comments from your letter. We have also used the same numbering system and captions as reflected in your letter. We have responded to your specific comments and provided the specific additional data, information, support or explanations requested.
     We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses. Please feel free to call us at the telephone number listed at the end of this letter.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

Schedule 14A
Annual Cash Incentive Bonuses, page 30
1.	You have not provided a quantitative discussion of all the terms of the necessary targets to be achieved for your named executive officers to earn their incentive bonus. We note that the bonuses are based upon “multiple performance targets,” which may include targeted sales growth, targeted growth in gross margin, and targeted growth in earnings per share. However, it is necessary to provide a quantitative discussion of all the terms of the necessary targets to be achieved for your named executive officers to earn their incentive bonuses. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
     Company’s response:
     In response to the Staff’s comment, the Company will update its future filings to expand the discussion in the CD&A section to include a quantitative discussion of the terms of the necessary targets and performance objectives earned for the prior fiscal year. However, the Company advises the Staff that specific forward-looking performance targets for the then current year annual bonuses under the Cash Bonus Plan will not be reported, but will be included when reporting compensation for the year in which such awards are earned as required by the proxy rules. Disclosure of the Company’s internal projected revenue, earnings per share or other projected performance objectives that are the basis for awards not yet earned would not provide shareholders with additional material insight into the Company’s compensation for the prior fiscal year or the nature of the compensation approach followed by the Company. Moreover, the Company has two distinct bonus periods, Spring and Fall, and the bonus targets for each period are not finalized until immediately prior to or shortly after the particular bonus period commences. The bonus targets for the Fall period will not be finalized until well after the CD&A has been furnished. We believe that including only the Spring targets could create confusion for investors relative to the targets that will later be established for the Fall period and thus potentially mislead investors concerning the overall bonus plan.
     The Company also notes that it is the Company’s policy, except under very limited circumstances, not to disclose the specifics of the Company’s financial performance expectations. As is the case for many companies , these financial performance expectations may

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

or may not coincide with the Company’s targets for incentive award purposes. The Company believes that disclosure of the Company’s internal projected targets and performance objectives that are the basis for executive incentive awards not yet earned may be misleading to investors and others and might result in the Company having been considered providing “de-facto” guidance to the investment community about its financial expectations, which we further believe may have unfavorable and unintended consequences.
Form 10-K for year ended February 3, 2007
Note 1. Business Organization and Significant Accounting Policies, page 56
Segment Information, page 56
2.	We note that you have aggregated your brands into one reportable segment due to the similarities of the economic and operating characteristics of the operations represented by your brands. We further note in your discussion and analysis of gross profit in the first paragraph of page 40 that your gross profit percentage was impacted due to the mix effect resulting from the sales of WH l BM and Soma, which operate with lower gross margins than the Chico’s brand, becoming a larger portion of your overall net sales. It is not clear to us how you determined that these operations have similar economic characteristics. Please explain to us how you met criteria of paragraph 17 of SFAS 131 to aggregate your operating segments. Explain to us why the sales from WH l BM are becoming a larger portion of your overall net sales. Address any apparent differences in economic characteristics and trends between each segment being aggregated. Provide us with key metrics, including gross margins, used in your quantitative analysis for each fiscal year and the subsequent interim period since your acquisition of WH l BM. Ensure that you also show the dollar and percentage change from period to period in your analysis. Refer to paragraphs 17 and 18 of SFAS 131, EITF 04-10, and Question 8 of the FASB Staff Implementation Guide for SFAS 131 for additional guidance.
     Company’s response:
     In response to the Staff’s comment, the Company has determined that although its Chico’s, White House | Black Market (“WH|BM”) and Soma Intimates apparel brands constitute separate operating segments, these operating segments are appropriately aggregated into one reportable segment for reporting purposes.
     With respect to making the determination as to whether and to what extent the Company has different operating segments, the Company is sensitive to the fact that it has transitioned to a different organizational structure in 2007 and wants to make certain that the staff is apprised of

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

this change. However, the Company believes that the analysis and conclusion relative to the extent of separate operating segments is largely the same under both the reporting and supervisory structure currently in effect and the reporting and supervisory structure that was in effect in the relevant years prior to 2007.
     In fiscal 2007, the Company began transitioning to a “brand centric” organizational structure by announcing the naming of brand presidents for each of the Chico’s and WH|BM brands. This transition is fully complete as of the start of the Company’s fiscal 2008 year. The brand presidents are the designated segment managers for each of these brands. Each brand’s segment manager is directly accountable for the overall brand’s performance. The brand’s segment managers maintain contact with and report to the Company’s Chief Executive Officer, who should be considered as the person who carries out the role of the Company’s chief operating decision maker (“CODM”) to discuss operating activities, financial results, forecasts and plans for each of these brands in accordance with paragraph 10 of Financial Accounting Standards Board Statement No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”). Although the Soma Intimates brand does not currently have a person who holds the title of brand president, the Company’s Chief Operating Officer currently serves as the designated executive who effectively functions as the segment manager for the Soma brand. Just as is the case for the other segment managers, the Company’s Chief Operating Officer, as the segment manager for the Soma Intimates brand, maintains contact with and reports to the Company’s Chief Executive Officer to discuss operating activities, financial results, forecasts and plans for the Soma Intimates brand. As a result, with respect to the Soma Intimates brand, the Company’s Chief Executive Officer also should be considered as the person who carries out the role of CODM for the Soma Intimates brand.
     Similarly, in prior periods, the Company’s Chief Executive Officer was the person who carried out the role and responsibilities of CODM by reviewing operating activities, financial results, forecasts and plans for each of the operating segments. The only difference was that the Company’s executive management team, as a group, collectively functioned as the segment managers for each one of the Company’s brands.
     Among the key metrics that the CODM regularly reviews, evaluates and provides direction and guidance on are sales levels and trends, merchandise margin amounts and percentages of sales, gross margin amounts and percentages of sales, and the levels and assortment of merchandise inventory.
     For purposes of evaluating whether the separate operating segments can be considered a single reporting segment, the Company believes that two of these key metrics, merchandise margins and, to a lesser extent, brand gross margins, are the best indicators of the similarities of the brands.
•	Merchandise margin is defined as net sales, offset by direct cost of goods sold.

•	Gross margin reflects merchandise margin, as noted above, offset further by various

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

other items such as, freight from the distribution center to the stores, shrinkage, and costs for the product development and merchandising departments (including payroll, stock-based compensation and depreciation).
     Aggregation for reporting purposes of the three brands’ operations is based on the fact that aggregation is consistent with the objectives and basic principles of SFAS 131. The operating segments have similar economic and financial characteristics, and the operating segments are similar in each of the five specific areas identified in paragraph 17 of SFAS 131.
Consistency with the Objectives and Basic Principles of SFAS 131
     All of the Company’s brands operate in the same industry and each has a homogeneous product line within that industry. The three operating segments engage in and derive substantially all their revenues from selling women’s apparel and accessories primarily through each brand’s retail stores and to a much lesser extent, via telephone through its call centers and the Internet. The Company markets its merchandise under its three brands in largely the same manner and, in each case, through various means that include retail store display, catalog, television, and national magazine advertising, and through each brand’s web site. In addition, the Company’s administrative and support functions such as information technology, finance, real estate, construction, human resources, legal, store support, warehousing and distribution (the “shared services”) are organized to support all brands as a whole instead of having separate independent staffs for supporting the brands individually. The centralization and sharing of key operational and reporting functions of the shared services among its brands evidence the homogeneity of the business.
Similar Economic and Financial Characteristics
     The Company acknowledges the Staff’s comment indicating the Staff’s perception that, with respect to disclosures in the Company’s periodic filings, the gross margins of the Chico’s and WH|BM operating segments are different. In response, as we set forth below, the merchandise margins and gross margins of the Company’s brands actually are quite similar and tend to become more and more so as each brand matures.
     The WH|BM brand has grown from approximately 13% of the Company’s overall consolidated net sales as of the end of fiscal 2004 (the WH|BM brand only represented approximately 5% of the Company’s consolidated net sales in fiscal 2003, as it was acquired in September of that year and therefore only 5 months of its operations were included in the Company’s consolidated net sales) to approximately 23% of the Company’s overall consolidated net sales as of the end of fiscal 2006. Similarly, the WH|BM brand’s number of stores as a percentage of the consolidated store base has grown each year, beginning at 20% as of the end of fiscal 2003 and increasing to 24% as of the end of fiscal 2004, to 27% as of the end of fiscal 2005 and to 29% as of the end of fiscal 2006. The increase in these percentages reflect an accelerated growth of the WH|BM brand compared to the rest of the Company, thus also

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

resulting in the WH|BM brand becoming a larger and larger percentage of the consolidated net sales of the Company over this same period.
     The average merchandise margins for the Chico’s and WH|BM brands have historically been similar. As a supplement, we have provided in Appendix A, both merchandise and gross margins by operating segment in dollars and as a percentage of sales of each respective operating segment for each of the fiscal years since the acquisition of WH|BM and for the nine-month interim period ended November 3, 2007 to support the similarity of the margin results. Last year, in fiscal 2006, there was only a 4.8% difference between the Chico’s and WH|BM merchandise margins. Through the third quarter of fiscal 2007, the difference between the Chico’s and WH|BM merchandise margins has been 5.5%. In addition, even though the percentage differences in the gross profit margins for the Chico’s and WH|BM brands are somewhat greater than the percentage differences for merchandise margins, generally, the historical percentage differences have been below 10% on an annual basis.
     The Soma Intimates brand’s merchandise margins and gross margins have historically been lower than the comparative metrics in the Chico’s and WH|BM operating segments. This is due in large part to Soma Intimates being a start up concept (Soma Intimates began operations in fiscal 2004) that has not reached a critical mass volume to leverage its merchandise buys with vendors, which would be expected to decrease its costs per unit and thereby increase its merchandise margins, and which would be expected to decrease its product development and merchandising departments costs on a per unit basis, which costs are included in its gross margin. Although the merchandise margin and gross profit margin for the Soma Intimates brand are not expected to be similar to the Chico’s and WH|BM brands until Soma Intimates achieves adequate sales volume to leverage its vendor merchandise buys and its product development and merchandising department costs, the Company anticipates that the Soma Intimates brand’s merchandise margin and gross profit margin percentage will move into a range that is comparable to Chico’s and WH|BM in the future.
     Question #8 of the Q&A Guidance on Applying Statement #131 addresses the aggregation of operating segments with similar economic characteristics. The answer to #8 states that the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments again are expected to have similar gross margins and sales trends, the two segments may be aggregated. Accordingly, we have based our conclusions on future prospects when assessing the economic similarities of Chico’s/WH|BM and Soma Intimates. The Company continues to believe that the Chico’s and WH|BM brands will continue to exhibit the same economic similarities in the future.
     As additional support for aggregation of the Soma Intimates operating segment, the Company further notes that Soma Intimates has not and currently does not meet any of the quantitative thresholds under SFAS 131.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

     It should be noted that Chico’s and WH|BM combined revenues, merchandise margins, and gross margins for every period have constituted greater than 95% of consolidated revenues, merchandise margins and gross margins. Thus, on a quantitative basis, Soma Intimates is immaterial. However, the Company’s plan is to see its Soma Intimates brand grow. Accordingly, the Company will continue to monitor Soma Intimates in its analysis.
     As further evidence to the similarity of the operating segments, incentive pay structure formulas and payouts are very similar for all brands. The primary variables used in the majority of incentive compensation formulas are brand sales results, merchandise margin performance, and brand gross profit margin performance. Annual goals are set in accordance with the Company’s annual fiscal budget process.
Similarities in the Five Specific Areas Identified in Paragraph 17 of SFAS 131:
a.	The nature of the products and services:

Each brand sells women’s private branded apparel and complementary accessories. All brands strive to provide the right fashion at the right time and are affected by similar customer preferences and trends, which the brands accommodate through continuous adjustment of their styles offered and the depth and breadth of their product assortment. The goods sold through each brand’s web-site are essentially the same goods that are sold in each brand’s retail stores and are sold at similar price points.

b.	The nature of the production process:

The Company does not manufacture or produce any goods for any of its operating segments. Each brand instead purchases finished products that are ready for sale from the Company’s vendors. The Company has organized its production departments—merchandising, product development, sourcing, technical design, planning and allocation, design, and quality assurance into teams for each brand that develop merchandise products for the respective brands in a similar fashion. For example, Chico’s, WH|BM and Soma Intimates design virtually all of the clothing and accessories either in-house or by working with key vendors.

c.	The type or class of customer for their products and services:

All three of the Company’s brands offer similar type merchandise (see above) to similar end users. There is overlap between the type of customer targeted by each brand. For instance, the Company has some indication that approximately 20-25% of WH|BM customers are also Chico’s customers. The overlap is even more significant between Chico’s and Soma Intimates where approximately 80% of Soma Intimates customers are also Chico’s customers. The Chico’s and Soma Intimates brands target women 35 and over with a moderate to high income level and the target customer for the WH|BM brand are women 25 years old and up with moderate and higher income levels. The most important element of the

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

Company’s business strategies is the distinctive clothing and complementary accessories it sells under its proprietary brands.

d.	The methods used to distribute their products or provide services:

The merchandise for all three brands is delivered to the same distribution center, transported to the retail stores using the same transportation means, then sold to customers primarily through each brand’s retail stores and to a lesser extent via telephone through common call centers and through each brand’s web-site, where the same or similar styles are typically available. The goal is to provide a seamless experience for the customer while catering to their ordering preference.

The Company views the customer’s in-store experience as the primary vehicle for communicating the spirit of each of the brands. Each of the three brand’s web-sites reinforces the particular brand’s lifestyle and is designed to complement the in-store experience.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities:

Not applicable.
Conclusion
     Based on the relevant criteria, the Company has concluded that the aggregation criteria have been met, permitting disclosure of the Chico’s, WH|BM and Soma Intimates operating segments as one reporting segment. Although the Company operates its brands and the shared services in a synergistic manner, the Company believes it is helpful to disclose to its investors the segregated revenues of the Chico’s/Soma Intimates brands, the WH|BM brand, and direct-to-consumer (which includes sales through its call centers and via the Internet). In fiscal 2004, when the Company determined the WH|BM revenues reached a significant level, the Company began separately disclosing the WH|BM revenues on the face of the consolidated income statement (see page 46 of the Company’s Form 10-K for the year ended January 29, 2005). If the Soma Intimates brand’s revenue levels reach a similarly significant level, the Company will further segregate Soma Intimates’ revenues from Chico’s revenues on the face of the income statement. The Company does not believe that this disclosure constitutes or implies a reporting segmentation of its brands or any of their functions.
     The Company recognizes that changes can occur in the future which can alter the required approach. Accordingly, the Company will continue to review its analysis based on any material changes in its operations and structure as it continues its growth. In the event the Company were to determine that any material change in these circumstances causes the Chico’s, WH|BM and/or Soma Intimates operating segments to constitute separate reportable segments, the Company would undertake to reflect that change in its reporting format in the future accordingly.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

     In addition the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments with regard to the foregoing, please contact me either at the address set forth at the top of this letter or at (239) 274-4120.

Sincerely,
/s/ Michael J. Kincaid
Michael J. Kincaid
Senior Vice President — Finance, Chief Accounting Officer and Assistant Secretary

cc: Pamela Howell

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 12, 2008	BY CHICO’S FAS, INC.

This Appendix A omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted below with four asterisks (****).
Appendix A
Chico’s FAS, Inc.
Summary of Merchandise and Gross Margins for Chico’s, WH|BM and Soma Brands

Merchandise Margin Recap

	Fiscal 2007 (1)		Fiscal 2006		Fiscal 2005		Fiscal 2004
	In Dollars	% of Brand Sales	In Dollars	% of Brand Sales	In Dollars	% of Brand Sales	In Dollars	% of Brand Sales
Chico’s	****	****	****	****	****	****	****	****
WH|BM	****	****	****	****	****	****	****	****
Soma	****	****	****	****	****	****	****	****
Chico’s to WH|BM
Difference: $ / % (2)	****	5.5%	****	4.8%	****	5.1%	****	7.4%
Chico’s to Soma
Difference: $ / % (2)	****	14.6%	****	16.3%	****	13.1%	****	13.3%
(1)	Fiscal 2007 results are through the fiscal 3rd quarter ended on November 3, 2007

(2)	Computed by dividing the difference between the brand margin percentages by the Chico’s margin percentage and multiplying the result by 100

Gross Margin Recap

	Fiscal 2007 (1)		Fiscal 2006		Fiscal 2005		Fiscal 2004
	In Dollars	% of Brand Sales	In Dollars	% of Brand Sales	In Dollars	% of Brand Sales	In Dollars	% of Brand Sales
Chico’s	****	****	****	****	****	****	****	****
WH|BM	****	****	****	****	****	****	****	****
Soma	****	****	****	****	****	****	****	****
Chico’s to WH|BM
Difference: $ / % (2)	****	10.0%	****	9.4%	****	9.8%	****	12.0%
Chico’s to Soma
Difference: $ / % (2)	****	37.1%	****	47.9%	****	57.8%	****	88.0%
(1)	Fiscal 2007 results are through the fiscal 3rd quarter ended on November 3, 2007

(2)	Computed by dividing the difference between the brand margin percentages by the Chico’s margin percentage and multiplying the result by 100